SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT	GENEVA HONG KONG LONDON LOS ANGELES NEW YORK	SAN FRANCISCO SHANGHAI SINGAPORE TOKYO WASHINGTON, DC

FOUNDED 1866

July 25, 2006

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Geoff Ossias

Re:	The Western Union Company

Registration Statement on Form 10

Filed June 8, 2006

File No. 001-32903

Ladies and Gentlemen:

On behalf of The Western Union Company (the “Company”), we are writing in response to the comments contained in the staff’s comment letter dated July 6, 2006 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form 10, File No. 001-32903, filed on June 8, 2006 (the “Form 10”) and relating to the Company’s spin-off (the “Spin-Off”) from First Data Corporation (“First Data”). The Spin-Off is described in the preliminary information statement (the “Information Statement”) included as Exhibit 99.1 to the Form 10. On the date hereof, the Company has filed Amendment No. 1 to the Form 10 (“Amendment No. 1”) incorporating the revisions described herein. For your convenience, three (3) copies of Amendment No. 1, which has been marked to show the changes from the original Form 10, are also being delivered to Mr. Geoff Ossias. For the convenience of the staff’s review, we have set forth the comments contained in the Comment Letter along with the responses of the Company.

General

1.	We note that First Data will be adjusting the price of certain options and restricted stock and that Western Union will be issuing new options and restricted stock. Please confirm that all such holders will receive a copy of the information statement and tell us how Western Union’s issuance of options and stock will be exempt from registration under the Securities Act. To the extent you intend to rely on registration of the underlying or restricted shares on Form S-8, please tell us how you qualify for use of this form (including with regard to employees of other First Data subsidiaries that are not subsidiaries of you).

RESPONSE: The Company has the following response:

Delivery of Information Statement

The Company confirms that it will deliver a copy of the Information Statement to all holders of First Data stock options and restricted stock who will receive Company stock options or restricted stock in connection with the Spin-Off.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission

July 25, 2006

Registration of Options and Restricted Stock

The Company’s response with respect to exemptions from registration, and, where no exemption is applicable, registration under the Securities Act of 1933, as amended (the “Act”), is divided into two parts: (i) a discussion of the stock options and restricted stock to be granted to employees and directors of First Data who will become employees or directors of the Company (“Company Employees and Directors”) in connection with the Spin-off and (ii) a discussion of the Company stock options and restricted stock to be granted to employees and directors of First Data who will not become employees or directors of the Company (“First Data Employees and Directors”).

Subject to the approval of First Data’s compensation and benefits committee, the transaction agreements for the Spin-Off are expected to provide that First Data stock options held by Company Employees and Directors will be replaced with Company stock options and that First Data stock options held by First Data Employees and Directors will be replaced with (i) Company stock options and (ii) adjusted First Data stock options. Accordingly, the Company will grant stock options both to Company Employees and Directors and to First Data Employees and Directors. Subject to the approval of First Data’s compensation and benefits committee, the transaction agreements are also expected to provide that holders of outstanding restricted shares of First Data common stock will receive the pro rata distribution of restricted shares of Company common stock and that shares of restricted First Data common stock held by Company Employees and Directors will be replaced with substitute restricted shares of Company common stock.

Company Employees and Directors

The Company believes that the grants of Company stock options to Company Employees and Directors as a result of the replacement of outstanding First Data stock options are exempt from registration as such grants are not a sale of a security.1 The issuance of Company common stock to a Company Employee or Director who exercises a Company stock option granted in connection with the Spin-Off, however, is a sale that would not be subject to an exemption from registration and the Company therefore intends to register those sales on Form S-8 under the Act. The Company believes it will meet the requirements to register these sales on Form S-8 at the time it files a Form S-8 registration statement (after the Form 10 is declared effective but prior to the Spin-Off).

[1]	See Section G, Item 61 of the Telephone Interpretation Manual. Because some of the Company stock options will be exercisable immediately following the Spin-Off, the Company plans to file a Form S-8 registration statement prior to the Spin-Off.

Securities and Exchange Commission

July 25, 2006

An issuer may use Form S-8 to register the offer of securities under an “employee benefit plan” to employees and directors of the issuer, the issuer’s subsidiaries and the issuer’s direct and indirect parent if it (i) is subject to the requirement to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) has filed all reports and other materials to be filed under such requirements during the preceding 12 months or such shorter time that it was required to file such materials and (iii) (a) has not been a “shell company” within the last 60 days and (b) if it has been a shell company at any time previously, has filed Form 10 information (i.e., information required to be included in a Form 10 registration statement) with the Commission at least 60 days previously reflecting its status as an entity that is not a shell company; provided however, that with respect to (a) and (b) above, a “business combination related shell company” may use Form S-8 immediately after it ceases to be a shell company and files Form 10 information with the Commission reflecting its status as an entity that is not a shell company.

With respect to the first requirement, the Company will file the Form S-8 registration statement after its Form 10 registration statement is effective and therefore after it has become subject to the reporting requirements under Section 13 or 15(d) of the Exchange Act. With respect to the second requirement, the Company will have filed all reports and other materials required to be filed under the requirements of such sections. With respect to the third requirement, the Company believes the exception under the proviso described above for “business combination related shell companies” applies. The Company is currently a “business combination related shell company” because it was formed for the purpose of completing a business transaction—the Spin-Off and related transactions. Further, at the time the Company files the Form S-8 it will not be a shell company as it will own the subsidiaries that own the money transfer and consumer payments businesses described in the Information Statement and it will have filed the Form 10 information with the Commission. Finally, the Company common stock to be issued to Company Employees and Directors upon the exercise of Company stock options granted in connection with the Spin-Off will be issued under an “employee benefit plan,” as such stock will be issued under the Company’s long-term incentive plan to be adopted in connection with the Spin-Off. The Company believes that the filing of a Form S-8 registration statement under these circumstances is customary in the context of a spin-off.

The distribution of restricted shares of Company common stock to Company Employees and Directors in the Spin-Off is, like the distribution of all other Company common stock in the Spin-Off, not a sale of securities. See Staff Legal Bulletin 4 (“SLB 4”). These shares of restricted Company common stock are being registered on the Form 10. The restricted shares of Company common stock that will replace restricted shares of First Data stock will be registered on Form S-8.

Securities and Exchange Commission

July 25, 2006

First Data Employees and Directors

The Company believes that the grants of Company options to First Data Employees and Directors as a result of the replacement of outstanding First Data options are exempt from registration as such grants are not a sale of a security and therefore do not need to be registered under the Act.2

With respect to the registration of issuances of Company common stock to First Data Employees and Directors upon the exercise of Company stock options granted in connection with the Spin-Off, for the reasons stated below, the Company believes that such issuance would be eligible for registration on Form S-8. The Company will file the Form S-8 prior to the effective time of the Spin-Off and therefore First Data will be its parent company at the time of such filing. Form S-8 and Item 9 of SLB 4 make clear that a subsidiary to be spun off can register offers and sales to employees of a parent on Form S-8 after the subsidiary becomes a reporting company (i.e., when the Form 10 is declared effective) but before the spin-off occurs if (i) the options are not transferable, (ii) the parent has not had any unusual grant activity under its option plans and (iii) the employees of the parent and the subsidiary will receive the same information about the subsidiary’s stock option plans under which it grants the options. The options to be granted to First Data Employees and Directors will not be transferable. Further, the Company understands that First Data has not had any unusual grant activity under its option plans. Finally, the Company plans to provide First Data Employees and Directors who receive Company stock options with the same information as it provides Company Employees and Directors who receive Company stock options.

Issuances of Company common stock to First Data Employees and Directors who are employees or directors of a subsidiary of First Data rather than of First Data itself, however, do not appear to be eligible for registration on Form S-8. Those issuances will be registered on a Form S-1 registration statement that the Company plans to file in the coming weeks and which the Company desires to be effective no later than immediately prior to the Spin-Off.

The distribution of restricted shares of Company common stock to First Data Employees and Directors is, like the distribution of all other Company common stock in the Spin-Off, not a sale of securities. See SLB 4. These shares of restricted Company common stock are being registered on the Form 10.

2.	We note from page 34 that First Data intends to obtain a legal opinion regarding the tax-free nature of the spin-off and an opinion regarding your solvency under state law. Please consider annexing these opinions to your registration statement. In any event,

[2]	See Section G, Item 61 of the Telephone Interpretation Manual. Because some of the options will be exercisable immediately following completion of the Spin-Off, the Company plans to file a Form S-8 registration statement prior to the Spin-Off.

Securities and Exchange Commission

July 25, 2006

please discuss the solvency opinion thoroughly in the body of your disclosure, including applicable analyses used by the expert to arrive at its conclusion.

RESPONSE: The Company has been informed by First Data that First Data does not expect to obtain the legal and solvency opinions prior to the Form 10 being declared effective and thus the Company will be unable to annex such opinions to the Form 10. The Company has been informed by First Data that First Data expects to obtain both opinions at the time of the closing, and therefore, neither the legal opinion nor the solvency opinion is viewed as a significant condition to the Spin-Off. The Company believes that the material federal United States federal income tax consequences of the Spin-Off are thoroughly discussed in the Information Statement; accordingly, the Company does not believe any additional disclosure regarding the legal opinion is necessary. The Company believes that the receipt of the solvency opinion is more relevant to the decision-making process of First Data’s board of directors in the exercise of its fiduciary duties than to stockholders of First Data, who are not making an investment decision with respect to the Spin-Off. Consequently, the Company does not believe that a discussion of an anticipated solvency opinion in the Information Statement is necessary.

Summary, page 1

Our Company, page 1

3.	Where you disclose the number of agent locations, please make it clear that not all locations were active in the most recent period and break out the number of active locations.

RESPONSE: The Company defines an agent location as “active” if it is capable of providing one or more of the Company’s services. The Company informs the staff that each of the over 270,000 agent locations is capable of providing one or more of the Company’s services. The Company believes that having a global network of over 270,000 agent locations which stand ready to provide these services (whether or not a portion of these agent locations has recently been used by consumers) is both a significant competitive advantage and a meaningful fact for investors. Accordingly, the Company respectfully submits it is not necessary to modify the “Summary” section of the Information Statement. However, to clarify the Company’s disclosure of the number of active agent locations compared to the number of agent locations which have conducted transactions in the 12 months ended March 31, 2006, the Company has revised the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Information Statement in response to the staff’s comment. Please see page 58.

Securities and Exchange Commission

July 25, 2006

Questions and Answers About the Spin-off, page 6

4.	Please explain how First Data determined the amount Western Union will be required to pay to First Data ($3.6 billion) and describe on page 36 the factors that could impact this amount. Also, if you incur debt or receive a debt rating prior to effectiveness, please revise your disclosure accordingly.

RESPONSE: The Company hereby confirms that First Data will have finally determined the amount of debt to be actually incurred by the Company in connection with the Spin-Off before the Form 10 is declared effective, and will include such disclosure in a pre-effective amendment to the Form 10.

Because the amount of debt to be actually incurred by the Company in connection with the Spin-Off will be determined and included in the Information Statement before the Form 10 is declared effective, the Company respectfully submits that it does not believe it is necessary to include disclosure regarding the factors that could impact the determination of such amount.

The Company supplementally informs the staff that First Data has determined/is determining the amount of its debt to be allocated to the Company in the following manner: (i) First Data first estimated the amount of debt that the combined company would have at the proposed Spin-Off date, inclusive of an estimate of the capitalized value (from a rating agency standpoint) of operating leases and under-funded pension liability; (ii) First Data then estimated (after consultation with the ratings agencies through their ratings evaluation services) what it believed were the amounts of debt needed to be allocated to the Company and retained by First Data in order to achieve what it considered to be the overall, optimum ratings profiles attributable to the respective companies; and (iii) First Data is currently analyzing certain tax (and related) issues that might arise in connection with the amount of debt tentatively determined to be allocated to the Company under part (ii) above, and, depending on the outcome of that analysis, may revise the level of debt to be allocated to the Company.

5.	Please discuss briefly the settlement of intercompany notes and balances. Indicate specifically whether the settlement of notes owed by First Data includes $547.3 million in foreign earnings and discuss briefly here—and in detail in your business section—how you intend to reinvest them in your foreign operations and over what time period.

RESPONSE: The Company has revised the “Summary” and “Our Business” sections of the Information Statement in response to the staff’s comment. Please see pages 6 and 82, respectively. The Company notes that it has focused the discussion of the $547.3 million in foreign earnings in the “Our Business” section.

6.	Please explain how fractional shares will be treated in the spin-off and, in the event that fractional shares will not be issued but will be sold for the benefit of shareholders, how the sale of such shares will conform to the requirements of Staff Legal Bulletin No. 4.

RESPONSE: The Company hereby informs the staff that there are no outstanding fractional shares of First Data common stock. Because the distribution ratio in the Spin-Off will be one-to-one, fractional shares of Western Union common stock will not result from the transaction.

Securities and Exchange Commission

July 25, 2006

Risk Factors, page 14

7.	Please omit from the italicized information the disclaimer regarding unknown risks.

RESPONSE: The Company has revised this paragraph in response to the staff’s comment. Please see page 14.

8.	Where relevant, and only to the extent material, please discuss risk related to:

•	operating a less diversified business;

•	separation agreements negotiated by related parties;

•	conflicts of interest between you and First Data and First Data’s payment processing customers;

•	reduction in the number of banks willing to work with money-servicing firms; and

•	your reliance on a relatively small number of agents (40) for half of your revenue. Please disclose specifically whether you rely on any one agent (or groups of agents under common control) for 10% or more of your revenue.

RESPONSE: In response to the staff’s comment, the Company has revised the Information Statement to add a discussion of the risk relating to separation agreements negotiated by related parties. Please see page 18. The Company directs the staff’s attention to page 20 of the Information Statement where the Company discusses the reduction in the number of banks willing to work with Money Service Businesses. As disclosed on page 75 of the Information Statement, no agent accounts for 10% or more of the revenue in the Company’s consumer-to-consumer segment. In addition, the Company has revised the “Our Business” section of the Information Statement to disclose that no biller accounts for 10% or more of the revenue in the Company’s consumer-to-business segment. Please see page 78. After considering each of the staff’s other suggested risk factors, the Company does not believe any of these matters are material.

Risks Relating to the Spin-Off, page 14

Regulators may impose…, page 18

9.	Please identify any federal regulatory agencies—other than the Securities and Exchange Commission—with which you may be making filings in connection with the spin-off.

RESPONSE: The Spin-Off is not subject to approval from any federal regulatory agency (other than the Securities and Exchange Commission). The Spin-Off is conditioned on the receipt of a private letter ruling from the Internal Revenue Service, which is thoroughly described in the Information Statement.

Securities and Exchange Commission

July 25, 2006

Risks Relating to Our Business and Industry, page 18

Unfavorable resolution of tax…, page 21

10.	Please quantify the risk using reasonable assumptions. Also, here or wherever relevant, please discuss risk related to your liability for value-added taxes outside the U.S.

RESPONSE: In response to the staff’s comment, the Company has revised this risk factor to quantify the risk and made conforming changes to other sections of the Information Statement. Please see pages 22, 55, 67 and F-23.

With respect to the staff’s comment regarding liability for value-added taxes outside the United States, the Company supplementally informs the staff that in general the Company does not believe its services to consumers are subject to value-added tax (“VAT”). In the relatively few jurisdictions where the Company believes VAT does apply to its services or to the services provided by its agents, generally the consumer or the agent bears the VAT cost, either as a result of the local VAT laws or as a result of contractual provisions requiring the agent to bear this tax. The Company does pay VAT on certain purchases of goods and services within countries that impose VAT, but the amounts paid by the Company that cannot be recovered under local VAT laws are immaterial to the Company’s overall business. With respect to an internal transaction that is material to the Company’s business, the Company has obtained a ruling in what it believes to be the relevant jurisdiction clarifying that no VAT applies to the transaction. Accordingly, the Company does not believe any disclosure is warranted.

Western Union has been the subject of class-action litigation…, page 22

11.	Please disclose amounts accrued for these liabilities. Also, please expand your disclosure to cover your potential liability for additional escheats. From note 12 to your financial statements, it appears that you expect to complete your internal review of escheat practices this year.

RESPONSE: The Company supplementally informs the staff that there are no currently pending class action litigation matters, and the Company has not made any accruals for any such matters in the three fiscal years for which financial statements are provided in the Information Statement. Further, the Company supplementally informs the staff that the amounts accrued for such historical liabilities were adequate and the Company

Securities and Exchange Commission

July 25, 2006

believes that any amounts currently accrued for such historical liabilities would be immaterial to investors.

The Company has revised this risk factor in response to the staff’s comment regarding potential escheat liability. Please see page 23.

Unaudited Pro Forma Combined Financial Statements, page 38

12.	Please tell us how you considered the guarantees provided to First Data in connection with your separation, disclosed in page 81, in determining whether you should reflect the fair value of such guarantees in your pro forma combined financial statements. Refer to FIN 45.

RESPONSE: The Company informs the staff that it has reviewed the related agreements and does not believe they contain items that would be considered guarantees under Financial Accounting Standards Board Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 indicates in paragraph 4 that the “scope of this interpretation does not encompass indemnifications or guarantees of an entity’s own future performance.” The Company believes the indemnifications First Data and the Company will agree to provide to each other in the separation agreements will simply be an agreement to be responsible for each entity’s respective liabilities, rather than an agreement to “stand-in” on behalf of each other or any other third party, and therefore are outside the scope of the pronouncement.

The Company has revised its disclosure on page 88 to more clearly indicate that the nature and intent of the respective agreements between the Company and First Data related to the separation is for the Company to bear the economic and legal risks related to the businesses and assets that will be contributed to it by First Data and for First Data to bear the economic and legal risks related to the businesses and assets retained by First Data.

13.	We note that your pro forma statements of income do not reflect adjustments for additional costs associated with operating as a standalone company. Your pro forma statements of income should reflect expenses which represent management’s best estimate of factually supportable costs had the transaction occurred as of the beginning of the year presented rather than just contractual obligations. Please advise us how you have considered the additional costs associated with operating as a standalone company for inclusion as a pro forma adjustment in light of the criteria in Article 11 of Regulation S-X. The information should clarify that it is forward looking and material assumptions should be explained in the note. The limitations of the pro forma information should be explained.

RESPONSE: In response to the staff’s comment, the Company has revised the Information Statement to reflect management’s best estimate of factually supportable costs had the transaction occurred as of the beginning of each year presented pursuant to Article 11 of Regulation S-X. The Company has also added disclosure on the significant assumptions used in its conclusion that the costs reflected are factually supportable, such as approved headcounts, approved plans, market conditions, vendor quotes and historical costs incurred by First Data in performing similar functions. The Company has also clarified that the information is forward looking. Please see pages 39 to 45 and 65.

Securities and Exchange Commission

July 25, 2006

14.	Please revise to describe all material nonrecurring charges or credits and related tax effects not included in your pro forma statements of income but which will be included in net income within 12 months following this transaction and clearly indicate that these items were not included.

RESPONSE: The Company has revised this section in response to the staff’s comment. Please see pages 11 and 40.

Notes to Unaudited Pro Forma Combined Financial Statements

Note (b), page 42

15.	We note that you expect to enter into borrowing arrangements in connection with the separation. Please clarify to us, and disclose in the next amendment, if you have a commitment from the applicable lender(s) related to these borrowings and the interest rates you expect to incur. If you do not currently have a commitment, please confirm to us that you will obtain a commitment and revise your disclosure accordingly in a pre-effective amendment.

RESPONSE: The Company supplementally informs the staff that neither First Data nor the Company has entered into any binding arrangements with lenders to provide financing for the Company (although First Data has received indications that such financing can be obtained in the form of bridge loans or otherwise). The Company confirms that it will revise its disclosure in the Information Statement in a pre-effective amendment to the Form 10 if it enters into any binding arrangements with respect to its financing prior to the Form 10 being declared effective. In addition, as noted in response to Comment No. 4, the Company intends to revise its disclosure in the Information Statement to reflect more detailed information about its financing as final decisions with respect to the financing are made.

Note (c), page 42

16.	We note that your adjustment to reflect the tax effect of the pro forma adjustments assumes an income tax rate of 36% and 34.4% for the year ended December 31, 2005

Securities and Exchange Commission

July 25, 2006

and the period ended March 31, 2006, respectively. We also note that your effective tax rate was 31.1% for the year ended December 31, 2005. Refer to page F-21. Please expand your disclosure to explain the estimates and assumptions used in determining your effective rate and income tax benefit associated with your pro forma adjustments.

RESPONSE: The Company has revised this note in response to the staff’s comment. Please see page 44.

Note (i), page 42

17.	Please revise to describe and quantify the significant components of your assumption of certain tax and employee-related liabilities.

RESPONSE: The Company has revised this note (which has been re-lettered as note (j)) in response to the staff’s comment. Please see page 45.

Management’s Discussion and Analysis…, page 45

18.	We note from recent reports that the average cost to send money through services like yours has fallen significantly since 2000. Please discuss current pricing trends for your services, the impact on recent results and your expectations going forward.

RESPONSE: The Company has revised this section in response to the staff’s comment. Please see page 49.

Components of Revenue and Expenses, page 48

19.	Please define other income (expense), net.

RESPONSE: The Company respectfully submits that a definition of other income (expense), net is not necessary because this caption currently represents approximately 2% of income before income taxes and is, accordingly, immaterial. In addition, each individual component within this caption represents less than 2% of income before income taxes during all periods presented.

20.	Please disclose whether interest on money held for transfer is subject to escheat.

RESPONSE: The Company supplementally informs the staff that interest on money held for transfer is not subject to escheat and, accordingly, the Company has not made any revisions to the Information Statement.

Securities and Exchange Commission

July 25, 2006

Results of Operations, page 49

21.	Net of the Vigo contribution, it appears that transaction fee revenue has grown progressively slower since 2004. Please discuss this apparent trend.

RESPONSE: The Company has revised this section in response to the staff’s comment. Please see page 53.

22.	We note your disclosure on page 70 that revenues and operating income tend to be affected by seasonal trends. Tell us how you considered Instruction 5 to paragraph (b) of Item 303 of Regulation S-K and the materiality of such seasonal fluctuations in evaluating whether you should provide further discussion of such trends in MD&A.

RESPONSE: In response to the staff’s comment, the Company has added a discussion of seasonality to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and revised the “Our Business” section. Please see pages 53 and 76, respectively.

23.	Please revise to further explain the reasons for the fluctuation in employee incentive compensation during 2004, 2005 and the interim periods during 2006. Refer to page 51.

RESPONSE: The Company has revised this section in response to the staff’s comment. Please see page 54.

Segment Discussion

Transaction fees and foreign exchange revenue, page 54

24.	We note that your disclosure lacks a discussion of foreign exchange revenue. Please revise your disclosure to further explain how you evaluate the income generated from the spread in exchange rates (i.e. the difference between the retail exchange rates offered to consumers and the wholesale rates available to you) in evaluating the impact on overall revenue growth and operating income. For instance, we note that the growth in foreign exchange revenue contributes to a significant portion of your overall revenue growth for your consumer-to-consumer segment and substantially all of the growth in operating income for the period ended March 31, 2006.

RESPONSE: The Company has revised this section in response to the staff’s comment. Please see pages 51, 58 and 59. In addition, as disclosed in Note 2 to the Company’s combined financial statements, the Company pays commissions to some of its agents based on a portion of the foreign exchange revenue generated; thus the increase to foreign exchange revenue is significantly greater than the increase to operating income in the first quarter of 2006.

Securities and Exchange Commission

July 25, 2006

Capital Resources and Liquidity, page 57

25.	Refer to the top of page 58, where you disclose that your significant cash flow will enable you to invest in expanding your business despite your debt obligations following the spin-off. Please disclose the assumptions underlying this assertion and quantify the cash you expect to use to invest in expanding your business.

RESPONSE: The Company has revised this section in response to the staff’s comment. Please see page 62.

26.	Where relevant, please discuss your pension plan obligations. Refer to note 10 to your financial statements.

RESPONSE: The Company has revised this section in response to the staff’s comment. Please see pages 65-66.

Cash and Cash Equivalents, page 58

27.	Cash Flows from Investing Activities. Please explain in more detail the significant increases in contract costs and property purchases in the first quarter of 2006. Also, with respect to the $140 million loan to one of your agents, please disclose its terms in more detail and tell us why it does not constitute a material contract for purposes of Item 601 of Regulation S-K or a related party transaction.

RESPONSE: The Company has revised this section in response to the staff’s comment regarding increases in contract costs and property purchases. Please see page 63.

The Company does not believe the loan to one of its agents constitutes a material contract for purposes of Item 601 of Regulation S-K. The Company supplementally informs the staff that the recorded amount of the loan constitutes less than 2% of the Company’s total assets as of March 31, 2006 and the Company’s anticipated 2006 total imputed interest income from the loan is expected to represent less than 1.2% of its 2005 income before income taxes. The Company does not believe the loan constitutes a related party transaction because the borrowing agent is not an affiliate of the Company, and the Company does not have an ownership interest in or otherwise control such agent. The Company has revised this section of the Information Statement to include additional detail on the terms of the loan. Please see page 63.

Our Business, page 65

28.	Please tell us whether you do business in any of the following countries: Cuba, Iran, North Korea, Sudan and Syria. We may have further comment.

RESPONSE: First Data received a comment letter from the staff on June 15, 2006 relating to Western Union’s business in Cuba, Syria and the areas under the Palestinian

Securities and Exchange Commission

July 25, 2006

Authority. Concurrently with this letter, First Data is submitting to the staff its response to such letter, a copy of which response has been sent to Mr. Ossias.

The Company supplementally informs the staff that it does not do any business in Iran or North Korea.

With respect to Sudan, the Company began a limited money transfer operation in April 2006. As in the case of Cuba, Syria and the areas under the Palestinian Authority, the Company does not have any assets, offices or personnel in Sudan. The Company operates in Sudan through a contractual arrangement with one independent third party agent which provides services from six locations. The Company’s business is limited solely to transferring funds to eligible individuals in Sudan. It does not provide money transfer services within or from Sudan.

As with its operations in Cuba and Syria, the Company only conducts transactions in Sudan that have been authorized by the United States government. The Company is aware that Sudan is subject to sanctions that include, among other things, a bar against unlicensed transactions with individuals and organizations owned or controlled by, or acting on behalf of, the Government of Sudan and dealings with persons implicated in the Darfur conflict. The Company, however, conducts its business in Sudan strictly pursuant to an United States Department of the Treasury Office of Foreign Assets Control (“OFAC”) General License, effective June 13, 2005. That license authorizes transmission of funds into Sudan by U.S. registered money transmitters, if those funds are “noncommercial, personal remittances” for persons ordinarily resident in Sudan and such persons are not part of the Government of Sudan.

The Company has taken steps designed to ensure that its activities in Sudan are in accordance with the OFAC General License. For example, its agent in Sudan has received special training and is required to use settlement banks that are not affiliated with the Government of Sudan. In addition, photo identification is required from both the sender and the recipient for all transactions, and prior to the release of funds recipients are required to attest that (1) the transferred funds are for personal, not commercial use, (ii) the recipient is a Sudanese resident and (iii) the recipient is not a member of the Sudanese government. Transfers to Sudan are also independently monitored to ensure members of the Government of Sudan and other restricted persons do not receive transferred funds.

For the reasons described in the separate response letter to the staff relating to Cuba, Syria and the areas under the Palestinian Authority, the Company does not believe that its limited operations in Sudan are material from either a quantitative or qualitative standpoint. As noted above, the Company does not have any assets, offices or personnel in Sudan. Revenues from this business to date have been negligible in light of its recent start, and the Company expects that revenues with respect to Sudan will remain de

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July 25, 2006

minimis compared to the Company’s total revenues. Moreover, because the money transfers are limited to individuals who are not affiliated with the Government of Sudan, the Company does not believe that these transactions create a material reputational or investment risk for its security holders.

29.	Please provide the disclosure required by Items 101(d) and 102 of Regulation S-K.

RESPONSE: With respect to Item 101(d), the Company had included on page 73 of the Information Statement a cross reference to the financial statements as permitted by Item 101(d)(2). The Company has revised this cross reference to make this more clear. Please see page 78. With respect to Item 102, the Company has revised the Information Statement in response to the staff’s comment. Please see pages 80 to 81.

Our Strengths, page 66

30.	Strong relationships with high quality agents and businesses. Please disclose how many “billers” you have and how much of your revenue your top 20 billers account for.

RESPONSE: The Company has revised this section in response to the staff’s comment. Please see page 71.

31.	Attractive financial profile. Please expand the disclosure in this paragraph to include items that could materially restrict growth going forward, including, without limitation, the amount of debt you expect to incur and related debt payments, increased overhead costs and loss of borrowing power, and tax risk related to your international operations.

RESPONSE: As discussed with the staff, the Company has already included much of the requested disclosure in the forepart of the Information Statement in the “Risk Factors” section of the Information Statement. As a result, the Company does not believe it is necessary to repeat that disclosure in the “Our Business” section of the Information Statement. However, to provide a better context to the statements on financial profile, the Company is including additional disclosure in this section regarding the debt that is expected to be incurred at the time of the Spin-Off. Please see page 73.

Our Strategy, page 68

32.	Build our brands and enhance our consumers’ experience. Please explain what you mean by consumer-to-consumer pricing adjustments. If you are referring to price cuts, please quantify.

RESPONSE: The Company has revised this section in response to the staff’s comment. Please see page 74.

Securities and Exchange Commission

July 25, 2006

Consumer-to-Consumer Segment, page 70

33.	Where relevant, please discuss liability for lost payments in both of your business segments.

RESPONSE: The Company supplementally informs the staff that lost payments (i.e., payments which are sent to an incorrect recipient) rarely occur and the liabilities associated with such losses have been immaterial. Accordingly, the Company has not included a discussion of liability for such lost payments in the Information Statement.

34.	Industry Trends. Please provide support for the statistics cited in this section.

RESPONSE: The Company refers the staff to its disclosure on page ii of the Information Statement regarding the sources for the statistics cited by the Company in this section. In addition, the Company has sent under separate cover courtesy copies of portions of the reports cited in this section.

Consumer-to-Business Segment, page 73

35.	With respect to your Equity Accelerator product, please disclose whether you are subject to any laws applicable to mortgage brokers or lenders.

RESPONSE: The Company hereby confirms that it is not subject to any laws applicable to mortgage brokers or lenders; accordingly, the Company believes no disclosure in the Information Statement is warranted.

Regulation, page 76

36.	Please disclose whether you are subject to regulations related to illegal immigration.

RESPONSE: The Company hereby confirms that it is not subject to regulations related to illegal immigration, other than those to which all companies doing business in the United States are subject generally; accordingly, the Company believes no disclosure in the Information Statement is warranted.

Our Relationship with First Data After the Spin-Off, page 79

37.	Please clarify the final bullet point on page 79. Do you mean to suggest that First Data will use funds supplied by you to satisfy obligations related to your operations?

RESPONSE: The Company has revised the referenced bullet point in response to the staff’s comment. Please see page 87. The original sentence was not intended to suggest that First Data will use funds supplied by the Company to satisfy obligations related to the Company’s operations.

Securities and Exchange Commission

July 25, 2006

Transition Services, page 83

38.	Please explain how the services will be priced and disclose the cost allocated to you for such services in the most recent fiscal year. We have the same comment with respect to the other spin-off agreements discussed on page 87.

RESPONSE: The Company has revised this section in response to the staff’s comment. Please see pages 91 and 94.

Existing Agreement, page 87

39.	Please disclose when these agreements were first executed and explain briefly how they will be amended to accommodate the spin-off.

RESPONSE: The Company has revised this section in response to the staff’s comment. Please see pages 95 to 96.

Subleases, page 88

40.	Please disclose when these leases are subject to renewal or, with respect to anticipated new leases, how the leases will be priced.

RESPONSE: The Company has revised this section in response to the staff’s comment. Please see page 96.

Management, page 89

41.	With respect to Messrs. Cole, Ersek, Schlapbach and Thomas, please describe in more detail prior positions held at First Data within the last five years.

RESPONSE: The Company has revised this section in response to the staff’s comment. Please see page 98.

Executive Compensation, page 95

42.	With respect to the LTIP payouts, please explain what you mean by the term “banked.” Also, where relevant, please provide the tabular information required by Item 402(e) of Regulation S-K.

RESPONSE: Under First Data’s 2002 Long-Term Incentive Plan (the “LTIP”), there are two steps in determining the final payout of an award. First, performance units were awarded at the beginning of each year to the named executive officer. At the end of the two-year period following the award date, the performance units were valued by comparing the increase in First Data’s stock price during that period to the increase in the

Securities and Exchange Commission

July 25, 2006

S&P 500 Index over that period. The value of the performance units at the end of such two-year period was then adjusted in a second step by comparing the increase in First Data’s stock price to the increase in the S&P 500 Index over the next two years. After the end of the second two-year period, LTIP payouts were made to the named executive officers. The Company has revised the footnotes that formerly included the term “banked” to reflect this explanation. Please see page 105.

The Company believes that no disclosure is required by Item 402(e) of Regulation S-K because no awards have been made in the last fiscal year.

Employment Agreement, page 98

43.	Please discuss the severance (in the event of termination without cause) and any non-compete terms in more detail. If the agreement has no termination date, please make this clear.

RESPONSE: The Company has revised this section in response to the staff’s comment. Please see page 107.

Executive Severance Plan, page 98

44.	Please discuss the anticipated benefits of this plan in more detail, to the extent known, and define change in control.

RESPONSE: As of the date of this letter, the Company is in the process of determining the terms of its executive severance plan; the Company hereby confirms that it will revise the Information Statement to include a discussion of the anticipated benefits of such plan in more detail when the final terms of such plan have been established.

Ownership of Our Stock, page 104

45.	If true, please make it clear in your notes that the number of First Data shares and options subject to replacement and conversion will not necessarily equal the number of Western Union shares and options to be issued to each holder upon completion of the spin-off.

RESPONSE: The Company has revised this section in response to the staff’s comment. Please see page 113.

Securities and Exchange Commission

July 25, 2006

Certain Relationships and Related Party Transactions, page 107

46.	Please omit the cross reference and include in this section all disclosure required by Item 404 of Regulation S-K.

RESPONSE: The Company has revised this section in response to the staff’s comment. Please see page 116. The Company supplementally notes that, because First Data and the Company will not be related parties after the Spin-Off, it has not provided in this section a discussion of the agreements currently existing or being entered into in connection with the Spin-Off as such disclosure is contained in the “Our Relationship with First Data After the Spin-Off” section that appears earlier in the Information Statement. The Company respectfully submits that a duplication of that discussion in this section would not be beneficial to readers.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Other Intangible Assets, page F-11

47.	Please advise us and revise your disclosure to clarify the types of costs incurred associated with establishing both new agent contracts and renewal costs associated with existing agent contracts. Please cite the relevant accounting literature that supports your policy for capitalizing these costs. In addition, please tell us how you considered the guidance in EITF 01-9 determining the appropriate classification in your statements of income.

RESPONSE: The Company has revised this note in response to the staff’s comment. Please see pages F-11. The Company supplementally informs the staff that, in conjunction with establishing and renewing long-term contracts with its agents, the Company intermittently prepays a portion of the commissions expected to be earned by an agent based on projected cash flows. Such amounts are capitalized if the contract covers multiple years, is non-cancelable and includes provisions for the recovery of the pro-rata portion of any amounts paid by the Company in the event of early contract termination. Any resulting asset is then amortized over the non-cancelable life of the contract and is subject to normal impairment and recoverability reviews. The Company has a policy and practice of pursuing recovery of such amounts upon contract termination by the agent. However, there have been minimal instances of early termination by agents who have received such advances.

Securities and Exchange Commission

July 25, 2006

The Company considers the initial payment to the agent to be a prepaid asset or an advance on future commissions to be earned by the agent as the item results from a past transaction, contains a probable future economic benefit in the form of revenue producing transactions and such cost can be measured reliably. The Company also believes this position is consistent with the SEC Staff Views, Current Issues and Rulemaking Projects, where the staff discussed “Accounting for Sales Commissions Paid” in April 2001 and noted the following:

“Commissions advanced to sales agents should be accounted for as receivables if the registrant is legally entitled to recover the advances and generally will enforce that right if the advances are not earned. In this case, commission advances reported on the balance sheet are financial instruments, and disclosure of their fair value, if materially different from their carrying value, is necessary pursuant to SFAS 107.”

The Company believes the nature of these items is such that the carrying value and fair value are not materially different, and therefore additional disclosures addressed in SFAS 107 have not been provided.

EITF 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products) (“EITF 01-09”), applies to consideration offered by a company to a customer or reseller of its products. However, in the case of the Company, the agent is not considered a customer or a reseller of the service, as the end consumer is the purchaser or receiver of a money transfer or other service. Based on the application of the criteria within EITF 99-19, Reporting Revenue Gross as a Principle or Net as an Agent, the Company is the primary obligor related to these services, and the agent is just that, only an agent. The agent does not have any inventory risk, does not determine any service specifications and, most importantly for the discussion herein, does not have the ability to set the price for the service. The agent is only acting as a salesperson or providing a point of presence for the Company. Therefore, the basic premise of EITF 01-09—that up front payments to a customer, or to a reseller, that could ultimately be passed along to the customer should be reflected as adjustments to pricing—does not apply in this situation. The relationship between the Company and the agent is solely related to the selling function, and as such any payments made between the two parties are only related to the cost of such function—commission or selling expense.

Loyalty Program, page F-12

48.	Please disclose the amounts associated with your loyalty program and where such amounts are recorded in your financial statements. In addition, since costs associated with earned points are recognized based on expected redemption rates, please further explain how you determine the allocation between discounts and merchandise in determining the appropriate classification as a reduction in revenue or as selling, general and administrative expense.

RESPONSE: The Company has revised the disclosure on page F-12 of the Information Statement to more clearly indicate the manner in which it accounts for its loyalty program. However, since the total of the deferred revenue and merchandise accrual balances represent less than 0.3% of the Company’s liabilities, and total expenses are less than 1% of income before income taxes for all periods presented, the Company

Securities and Exchange Commission

July 25, 2006

respectfully submits that additional disclosure regarding the amounts is immaterial to the financial statements as a whole.

The Company supplementally informs the staff that, related to the allocation between discounts and merchandise, the Company models expected future redemption rates and methods (application against discounts on services versus merchandise) based on historical statistics and trends. The mix between discounts and merchandise has remained relatively constant since the inception of the program, and, assuming program provisions stay the same, is not expected to materially change over the life of the program, with approximately two-thirds of redemptions being applied against fees on future transactions and the remainder against merchandise. The mix of expected redemptions is then utilized to account for each point granted. To the extent points are ultimately expected to be redeemed for discounts, the Company defers revenue as points are granted such that the total consideration is allocated ratably amongst each of the delivered services. For the portion of the points ultimately expected to be redeemed for merchandise, the Company accrues for the weighted average cost of delivering the different types of available merchandise and charges “Selling, general and administrative” expenses as points are granted.

The Company reviews the data, trends and assumptions related to both the redemption rate and mix on a quarterly basis to ensure any necessary adjustments to the assumptions are made timely.

In addition, the Company acknowledges as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10;

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Securities and Exchange Commission

July 25, 2006

If you have any questions regarding the foregoing or Amendment No. 1, please contact Scott Williams at (312) 853-7783 or the undersigned at (312) 853-2145.

Very truly yours,

/s/ Paul L. Choi
Paul L. Choi

cc:	Christina A. Gold
David Schlapbach